Filed Pursuant to Rule 424(b)(3)
Registration No. 333-218237

PROSPECTUS

15,008,689 Shares

Hilton Grand Vacations Inc.

Common Stock

This prospectus relates to the offer and sale from time to time of up to 15,008,689 shares of our common stock by the selling stockholders named in this prospectus or in supplements to this prospectus. The registration of the shares of common stock to which this prospectus relates does not require the selling stockholders to offer or sell those shares. We cannot predict when or in what amounts the selling stockholders may sell any of the shares offered by this prospectus. We are filing the registration statement of which this prospectus is part pursuant to contractual obligations that exist with the selling stockholders.

We are not offering for sale any shares of common stock in the registration statement of which this prospectus is part. We will not receive any proceeds from the sale of our common stock by the selling stockholders, but will incur expenses. The selling stockholders from time to time may offer and sell the shares held by them directly or through underwriters, agents or broker-dealers on terms to be determined at the time of sale, as described in more detail in this prospectus. For more information, see “Plan of Distribution.”

Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol “HGV.” On June 6, 2017, the closing sales price of our common stock as reported on the NYSE was $34.84 per share.

Investing in our common stock involves risk. See “Risk Factors” beginning on page 16 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated June 7, 2017

Neither we nor the selling stockholders have authorized anyone to provide you with information other than that contained in this prospectus, any prospectus supplement, or any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the selling stockholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The selling stockholders are offering to sell, and seeking offers to buy, our shares only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this prospectus or in any prospectus supplement or free writing prospectus prepared by us is accurate only as of the respective dates of such documents or on the date or dates specified in such documents, and that any information in documents incorporated by reference is accurate only as of the date of such incorporated documents. Our business, financial condition, liquidity, results of operations and business prospects may have changed since those dates.

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CERTAIN DEFINED TERMS

Unless otherwise indicated or the context otherwise requires, references in this prospectus to “Hilton Grand Vacations,” “HGV,” “we,” “our,” “us,” “the Company” and “our company” refer to Hilton Grand Vacations Inc. together with its consolidated subsidiaries.

Certain of the terms set forth below are financial measures not calculated in accordance with U.S. generally accepted accounting principles (“GAAP”). See the discussion under the caption “Summary—Summary Historical Financial Data” in this prospectus for a reconciliation of these non-GAAP financial measures to the most closely comparable GAAP financial measures and the Company’s reasons for providing non-GAAP financial measures. These measures should not be considered as alternatives to other measures of financial performance derived in accordance with GAAP. In addition, our definition of these measures may not be comparable to similarly titled measures used by other companies. Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics Used by Management” in our Annual Report on Form 10-K for the year ended December 31, 2016 and in our Quarterly Report on Form 10-Q for the three months ended March 31, 2017, each of which is incorporated by reference in this prospectus, for additional information for a discussion of the meanings of these terms, the Company’s reasons for providing certain non-GAAP financial measures, and reconciliations of non-GAAP financial measures to measures calculated in accordance with GAAP.

References in this prospectus to:

•	“Adjusted EBITDA” refers to EBITDA (as defined below), further adjusted to exclude certain items, including, but not limited to, gains, losses and expenses in connection with: (i) asset dispositions; (ii) foreign currency transactions; (iii) debt restructurings/retirements; (iv) non-cash impairment losses; (v) reorganization costs, including severance and relocation costs; (vi) share-based and other compensation expenses; (vii) non-recurring costs related to the spin-off; and (viii) other items. During the three months ended March 31, 2017, we revised our definition of EBITDA to exclude the adjustment of interest expense relating to our non-recourse debt as a reconciling item to arrive at net income (loss) in order to conform to the presentation of the timeshare industry following the consummation of the spin-off from Hilton. This adjustment was retrospectively applied to prior period(s) to conform with the current presentation;

•	“allocated Parent debt” refers to certain obligations to guarantee debt balances and related deferred loan costs that were allocated to us by Hilton in connection with the spin-off;

•	“Blackstone” refers to investment funds associated with or designated by The Blackstone Group L.P. and their affiliates;

•	“capital efficient” refers to fee-for-service and just-in-time arrangements to sell VOI;

•	“Club” refers to the Hilton Grand Vacations Club, which allows members to exchange their VOIs for stays at any Hilton Grand Vacations resort or any property in the Hilton system of hotel brands;

•	“common stock” refers to the common stock, $0.01 par value per share, of Hilton Grand Vacations Inc.;

•	“contract sales” refers to the total amount of VOI products under purchase agreements signed during the period where we have received a down payment of at least 10% of the contract price;

•	“developed” refers to VOI inventory that is sourced from projects developed by HGV;

•	“EBITDA” refers to earnings before interest expense (excluding interest expense relating to our non-recourse debt), taxes, depreciation and amortization;

•	“fee for service” refers to VOI inventory that we sell and manage on behalf of third-party developers;

•	“HNA” refers to investment funds associated with or designated by HNA Tourism Group Co., Ltd. and their affiliates;

•	“Hilton” refers to Hilton Worldwide Holdings Inc. and its consolidated subsidiaries;

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•	“just-in-time” refers to VOI inventory that is primarily sourced in transactions that are designed to closely correlate the timing of the acquisition with our sale of that inventory to purchasers;

•	“Park” refers to Park Hotels & Resorts Inc. and its consolidated subsidiaries;

•	“Registration Statement on Form 10” refers to the registration statement on Form 10-12B (Registration No. 001-37794), and the information statement forming a part thereof and filed as Exhibit 99.1 thereto, initially filed by HGV with the U.S. Securities and Exchange Commission (“SEC”) on June 2, 2016, as amended, describing the spin-off and related transactions, which registration statement was declared effective by the SEC on December 2, 2016;

•	“spin-off” refers to the tax free spin-off of each of HGV and Park that was completed on January 3, 2017 by Hilton by way of a pro rata distribution of the common stock of HGV and Park to Hilton stockholders of record as of December 15, 2016; and

•	“VOIs” refers to vacation ownership intervals, also known as timeshares.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

This prospectus contains some of our trademarks, trade names, and service marks and those of Hilton, including the following: Hilton Grand Vacations, Hilton, and Hilton Honors. Each one of these trademarks, trade names, or service marks is either (i) our registered trademark, (ii) a registered trademark or application for registration which we have been licensed by a third party to use, or (iii) a registered trademark of Hilton.

Solely for convenience, the trademarks, service marks, and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we or Hilton will not assert, to the fullest extent under applicable law, our or Hilton’s, respective rights or the rights of the applicable licensors to these trademarks, service marks, and trade names. All trademarks, service marks, and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners.

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SUMMARY

This summary highlights certain significant aspects of our business and this offering. This summary does not contain all of the information that you should consider before making your investment decision. You should carefully read the entire prospectus and the documents incorporated by reference in this prospectus carefully, including the information presented under the section entitled “Risk Factors” and the consolidated financial statements and the notes thereto, before making an investment decision. This prospectus includes or incorporates by reference discussion of terms that are not recognized terms under GAAP, and financial measures that are not calculated in accordance with GAAP, including contract sales, sales revenue, real estate margin, tour flow, return on invested capital, volume per guest, capital efficiency ratio, transient rate, EBITDA, Adjusted EBITDA and segment Adjusted EBITDA. See the discussion under the caption “—Summary Historical Financial Data” in this prospectus for a reconciliation of the non-GAAP financial measures to the most closely comparable GAAP financial measures and the Company’s reasons for providing non-GAAP financial measures. These measures should not be considered as alternatives to other measures of financial performance derived in accordance with GAAP. In addition, our definition of these measures may not be comparable to similarly titled measures used by other companies. Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business and Financial Metrics and Terms Used by Management” in our Annual Report on Form 10-K for the year ended December 31, 2016 and in our Quarterly Report on Form 10-Q for the three months ended March 31, 2017, each of which is incorporated by reference in this prospectus, for a discussion of the meanings of these terms, the Company’s reasons for providing certain non-GAAP financial measures, and reconciliations of non-GAAP financial measures to measures calculated in accordance with GAAP.

Hilton Grand Vacations

We are a rapidly growing timeshare company that markets and sells vacation ownership intervals (“VOIs”), manages resorts in top leisure and urban destinations, and operates a points-based vacation club. As of March 31, 2017, we had 48 resorts, representing 8,085 units, are located in iconic vacation destinations such as the Hawaiian Islands, New York City, Orlando and Las Vegas, and feature spacious, condominium-style accommodations with superior amenities and quality service. As of March 31, 2017, we had approximately 273,000 Hilton Grand Vacations Club members. Club members have the flexibility to exchange their VOIs for stays at any Hilton Grand Vacations resort or any property in the Hilton system of 14 industry-leading brands across more than 4,900 properties, as well as numerous experiential vacation options, such as cruises and guided tours.

Our compelling VOI product allows customers to purchase a lifetime of vacations. Because our VOI owners generally purchase only the vacation time they intend to use each year, they are able to efficiently split the full cost of owning and maintaining a vacation residence with other owners. Our customers also benefit from the high-quality amenities and service at our Hilton Grand Vacations-branded resorts. Furthermore, our points-based platform offers members tremendous flexibility, enabling us to more effectively adapt to their changing vacation needs over time. Building on the strength of that platform, we continuously seek new ways to add value to our Club membership, including enhanced product offerings, greater geographic distribution, broader exchange networks and further technological innovation, all of which drive better, more personalized vacation experiences and guest satisfaction.

Our History

Our history dates to 1992 with Hilton’s joint venture with Grand Vacations. In 1996, Hilton Grand Vacations became a wholly owned subsidiary of Hilton. During the ensuing years we expanded our operations and established a track record of innovation in our industry. Unlike the broader timeshare industry, which experienced a contraction in 2008 and 2009 as a result of the overall economic recession, we were able to grow contract sales during the industry downturn and have continued to deliver contract sales growth in each period since, driven by our continued focus on marketing and sales activities, our strong development margins, large-market distribution model, synergies with Hilton, commitment to new owner transactions and lean organizational structure. On January 3, 2017, Hilton completed the spin-off that resulted in our establishment as an independent, publicly traded company. The spin-off, which was intended to be tax-free to Hilton and Hilton’s stockholders, was effected through a pro rata distribution of our common stock to existing Hilton stockholders. As a result of the spin-off, each holder of Hilton common stock received one share of our common stock for every ten shares of Hilton common stock owned as of the record date of December 15, 2016.

In connection with the completion of the spin-off, we entered into agreements with Hilton and other third parties, including licenses to use the Hilton brand, which did not exist historically. For more information regarding these agreements, see “Business—Key Agreements Related to the Spin-Off—Distribution Agreement,” “—License Agreement,” “—Employee Matters Agreement,” “—Tax Matters Agreement,” and “—Transition Services Agreement” in our Annual Report on Form 10-K for the year ended December 31, 2016, which is incorporated by reference in this prospectus.

Key events in our history are illustrated in the following timeline:

Our Competitive Strengths

We believe the following competitive strengths position us as a leader and innovator in the timeshare industry.

•	Exceptional Vacation Offerings. Our upscale resort collection features spacious, studio to three-bedroom condominium-style accommodations in high-demand destinations such as New York City, Orlando, the Hawaiian Islands and Las Vegas. We offer superior amenities such as full kitchens, in-unit washers and dryers, spas and kids’ clubs along with beach-front locations and the quality service that is synonymous with the Hilton name. We keep our properties modern through diligent use of reserves funded by homeowners’ associations (“HOAs”), which are deployed to update our properties on average every five years, resulting in consistent high property and service ratings. In addition, purchasers of our VOIs are enrolled in our flexible, points-based Hilton Grand Vacations Club exchange program, giving each member an annual allotment of Club points representing their owned interest and offering an attractive value proposition. Members have the ability to use their points for a variety of vacation options, including a priority reservation period at their home resort where their VOI is deeded, stays at any Hilton Grand Vacations resort, conversion to Hilton Honors points, access to RCI’s vacation exchange network and exchanges for experiential travel alternatives.

•	Large and Growing Loyal Member Base. We have a loyal base of approximately 273,000 members, which has more than doubled since 2007, growing at a compound annual growth rate (“CAGR”) of nearly 9%. Yet, we continue to see tremendous growth opportunities across regions and demographics. Approximately 75% of our members were located in the United States and 25% in international locations as of March 31, 2017. Based on information available to us, Millennials and Generation Xers made up over half of our first time buyers in the U.S. in 2016 and represent a growing and attractive demographic. Approximately 57% of our contract sales in the last five years were to new members, which benefits future sales given that for every dollar of initial VOI purchases by new members, we expect those members will on average purchase approximately another dollar of additional VOI product over the lifetime of their membership. We continuously strive to enhance Club value and our more than 8,200 employees are committed to providing our members with exceptional service and cultivating member loyalty.

•	High-quality Customers. We consider our customer base to be among the highest quality in the industry, with our U.S. members having an average annual income level of greater than $100,000, meaningfully above the national average, a high percentage of home ownership and a frequent traveler profile. Additionally, our customers had a weighted average FICO score of 744 for new loan originations to U.S. and Canadian borrowers over the past three years, making them attractive purchasers. Our members’ creditworthiness is further demonstrated by low levels of HOA maintenance fee delinquencies, which averaged only 2.5% since 2012 compared to an annual range of 8% to 12% for the industry from 2012 to 2015. Additionally, our consumer loan portfolio has experienced low default rates of approximately 3.2% over the last several years.

•	Long-term Recurring Revenue Streams. Our platform drives highly predictable, long-term recurring revenue streams through annual Club membership dues and exchange fees and from our management agreements with HOAs. Further, unlike traditional revenue-based hotel-management fees, our management fees are generally unaffected by changes in rental rate or occupancy, making them less susceptible to market downturns. Since our inception in 1992, no management agreement at any of our developed or fee-for-service properties has been terminated or lapsed.

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Highly Effective Marketing and Sales Model. Our data-driven, affinity-based marketing approach combined with our scaled and disciplined sales process has delivered consistent sales and new member growth over the past five years. By conducting our marketing and sales activities in large markets with high levels of inbound tourism, we are able to generate year-round tour flow, making it more cost effective to reach potential new members and therefore increasing margins. The efficiency of our sales and marketing is demonstrated by our real estate margin percentage of 27.6% in 2016. In addition, our targeted direct marketing enables us to reach customers who already have an affinity with Hilton and meet our high financial standards. As a result of our marketing expertise and our relationship with Hilton, our tour flow increased at a CAGR of 10% between 2007 and 2016. Importantly, we have the ability to scale our model by cross-marketing and cross-selling our resorts as well as employing effective hiring practices, proprietary training and advanced technology platforms. In Japan, for example, we have successfully sold our products in Hawaii using our off-site sales model, resulting in a Japanese member base of approximately 55,000 as of March 31, 2017. Our track record of contract sales growth even during the 2008 to 2010 market downturn demonstrates the effectiveness of our distribution model and sales execution.

•	Capital-efficient Business Model. We are an industry leader in capital-efficient VOI sales, which represented 74% of our contract sales in 2016. Of these sales, fee-for-service represented 56% and just-in-time represented 18%. Since our first fee-for-service project in 2010, we have entered into ten fee-for-service deals. Our capital requirements have reduced dramatically as a result, producing strong cash flow and higher returns on invested capital. As we transitioned from capital-intensive real estate development to a more capital-efficient business model, our inventory investment decreased from an annual average of $405 million during 2007 and 2008 to $173 million during 2015 and 2016. In addition, we generated cumulative cash flow from operations of approximately $1 billion between 2012 and 2016. Further, our relationships with some of the largest and most sophisticated real estate investors in the world, including Blackstone, Goldman Sachs, Centerbridge and Strand Capital Group, have given us access to a wide range of capital partners and the credibility to execute deals in diverse markets. As a result of our efforts, all inventory sources are projected to supply us with access to more than five years of future inventory based on our trailing 12-month sales pace, with capital efficient arrangements representing approximately 89% of that supply.

•	Exclusive, Long-term Relationship with Hilton. Our relationship with Hilton connects us with a portfolio of globally recognized, market-leading hospitality brands and a superior exchange network and gives us exclusive access to a large and growing base of loyal customers and a powerful network of commercial services. With a nearly 100-year pedigree in the hospitality industry, Hilton is one of the largest and fastest growing hospitality companies in the world, with over 4,900 properties in 103 countries and territories as of March 31, 2017. Our long-term license agreement with Hilton gives us the exclusive right to market, sell and lease VOI inventory and manage resorts under the Hilton Grand Vacations brand. In 2016, approximately 90% of Club points redeemed were used within the Hilton system by members to stay at the home resort where their VOI is deeded, exchanged within our Club or converted to Honors points for hotel stays. We believe this loyalty to the Hilton system demonstrates high member satisfaction, attracts new Club members and rental guests, and lowers our customer acquisition costs. Furthermore, our products should command a higher price point given the strength of Hilton’s brand portfolio and reputation for exceptional service and quality. We believe our relationship with Hilton and access to its formidable platform are significant competitive advantages that position us for strong future growth.

•	Experienced and Execution-focused Management Team. Our experienced management team is headed by Mark D. Wang, our President and Chief Executive Officer, who has led Hilton’s global timeshare operations since 2008, including our successful transition to a capital-efficient business model. Mr. Wang has 36 years of experience in the timeshare industry, and our executive officers have an average of 32 years in the timeshare and hospitality industries. With this experience, our management team has created a lean and nimble organizational structure, which allows us to respond quickly and effectively to opportunities and dynamic market conditions. By fostering a culture with a strong focus on execution and operational effectiveness, management empowers our employees to respond to our members’ and guests’ needs and provide each of them with a unique and memorable experience.

Our Capital Efficient Business Model

As innovators in the timeshare business, we have successfully transformed from a highly capital-intensive business to a capital-efficient model by pursuing an inventory strategy focused on fee-for-service and just-in-time inventory acquisition. The following graph illustrates our inventory sources as a percentage of 2016 contract sales.

Fee-for-service sales require minimal capital investment on our part and provide us the flexibility to invest capital selectively. In 2016, our fee-for-service transactions represented 56% of contract sales, up from 0% in 2009. Based on our trailing 12-month sales pace, we have access to more than five years of future inventory, with capital efficient arrangements representing approximately 89% of that supply. This visibility into our long-term supply allows us to efficiently manage inventory to meet predicted sales, reduce capital investments, minimize our exposure to the cyclicality of the real estate market and mitigate the risks of entering new markets.

The strength of our platform, coupled with what we believe is the industry’s most capital-efficient inventory sourcing model, has led to:

•	Robust sales growth over the course of the cycle with contract sales increasing at a CAGR of 8% from 2007 to 2015, outperforming the industry, which experienced a decline of 3% over the same period;

•	Strong net owner growth with Club membership increasing at a 8% CAGR over the last four years to total approximately 269,000 members as of December 31, 2016 and approximately 273,000 members as of March 31, 2017;

•	Approximately 57% of our contract sales in the last five years coming from new owners;

•	Dramatically reduced capital requirements with inventory investment decreasing from an annual average of $405 million during 2007 and 2008 to $173 million during 2015 and 2016;

•	Significant cumulative cash flow from operations of approximately $1 billion from 2012 to 2016;

•	Strong segment Adjusted EBITDA margin of 33.2% in 2016, up 360 basis points since 2012; and

•	Total revenues of $1.6 billion, net income of $168 million and Adjusted EBITDA of $390 million for the year ended December 31, 2016, representing impressive growth of 35%, 42% and 50%, respectively, since 2012.

We expect to continue to capitalize on our competitive advantages as we fully activate our business, benefiting from a dedicated management team and independent capital resources. Generally, over the long-term, we plan to target a 50/50 mix between fee-for-service and owned sales as we believe this mix will optimize earnings growth, free cash flow production and returns on invested capital. We also will maintain an exclusive, long-term relationship with Hilton, through which our Club members will continue to have access to Hilton’s award-winning guest loyalty program and global portfolio of hotels, and we will continue to benefit from the strength and scale of Hilton’s robust commercial services platform. We expect to collaborate with Hilton and other third-parties on timeshare development opportunities in new and existing locations and across chain scale segments.

Our Business and Growth Strategies

Our goal is to create long-term value by delivering a lifetime of exceptional vacation experiences to our loyal and growing membership base and leveraging our capital-efficient business model to drive strong returns on invested capital, free cash flow and bottom-line growth. The following are key elements of our strategy to accomplish this goal:

•	Grow Vacation Sales. We intend to continue growing contract sales by pursuing a balanced mix of sales to new and existing members. We expect to drive growth by enhancing the value of Club membership and expanding our highly effective sales distribution model within and outside of our existing markets. As part of this strategy, we will continue to pursue opportunities in large urban and resort markets with strong inherent demand such as Washington, D.C. and Maui, Hawaii. Over time, we intend to continue expanding our marketing and sales operations in Japan and explore opportunities for in-market product offerings to those customers. We already have experienced strong growth in Japan, with an increase of 167% in contract sales from 2007 to 2016, and believe we can leverage our success to further expand in Japan and across select Asian markets. We also will pursue growth opportunities by exploring additional development opportunities within the Hilton portfolio and expanding our marketing partnerships.

•	Grow Our Member Base. We have experienced 24 consecutive years of net owner growth. As part of our strategy to grow our member base, we will continue to use our relationship with Hilton to target new, brand-loyal members. The Hilton Honors loyalty program represents a cost-effective source of member growth. We also will leverage new and existing marketing relationships and continue our successful local marketing programs. Our focus on enhancing Club value also will enable us to acquire new members by expanding the demographics of our member base. Our increased marketing efforts have resulted in member demographics shifting to younger generations, with an increase in Millennial and Generation X first time buyers in the U.S. to over half of our first time buyers in 2016, both of which represent a large and attractive future member base. Net owner growth supports strong future sales growth, as a significant portion of our member base buys additional VOI products, which expands our predictable, recurring fee-based resort and Club management business.

•	Continue to Enhance Member Experiences. We are continuously seeking new ways to add value to our Club membership, including expanding our vacation options and destinations, in-market and travel-related discounts, travel exchange partners and providing access to a growing network of new Hilton-branded hotels and resorts. We also intend to expand the technology options available to members, including our new website, mobile application and digital keys, which allow members and guests to skip the front desk and access their room via smartphone. Also, our employees are an important part of the vacation experiences of our members and will continue to enhance these experiences by providing our signature high-quality customer service. We believe the dedicated service of our employees, vacation experiences and Club value we offer our members foster loyalty and generate significant repeat business through our most cost-effective marketing channel.

•	Optimize Our Sales Mix of Capital-efficient Inventory. We believe that optimizing our mix of capital-efficient and owned inventory sales will drive premium top line growth, cash flow generation and returns on invested capital. Generally, over the long-term, we will target a 50/50 sales mix of owned and fee-for-service inventory. We also intend to take advantage of our robust deal pipeline fueled by existing and new relationships with third-party developers for a full range of fee-for-service and just-in-time projects. We will maintain a disciplined approach to capital allocation, while strategically pursuing inventory acquisitions and development of owned inventory in key markets.

•	Pursue Opportunistic Business Ventures. Despite recent consolidation, the timeshare industry remains fragmented. We will continue to evaluate market opportunities and consider strategic acquisitions that meet our high product and service standards. This could include corporate and property acquisitions to expand our inventory options and distribution capabilities. We also intend to use our relationship with Hilton and third-party developers as well as our innovative platform and industry experience to create new products and additional efficiencies. For example, we intend to continue collaborating with Hilton on timeshare development opportunities at new and existing hotel properties and explore growth opportunities along the Hilton brand spectrum.

Sources of Revenues

We operate our business across two segments: real estate sales and financing; and resort operations and club management.

Our real estate sales and financing segment generates revenue from:

•	VOI Sales. We sell our owned inventory and, through our fee-for-service agreements, we sell VOIs on behalf of third-party developers using the Hilton Grand Vacations brand in exchange for sales, marketing and brand fees. Under these agreements, we earn commission fees based on a percentage of total interval sales; and

•	Financing. We provide consumer financing, which includes interest income generated from the origination of consumer loans to members to finance their purchase of VOIs owned by us and revenue from servicing the loans. We also generate fee revenue from servicing the loans provided by third-party developers to purchasers of their VOIs.

Our resort operations and club management segment generates revenue from:

•	Resort Management. Our resort management services primarily consist of operating properties under management agreements for the benefit of HOAs of VOI owners at both our resorts and those owned by third parties. Our management agreements with HOAs provide for a cost-plus management fee, which means we generally earn a fee equal to 10% to 15% of the costs to operate the applicable resort. We also earn revenue from retail and spa outlets at our timeshare properties;

•	Club Management. We manage the Hilton Grand Vacations Club and the Hilton Club which operates for VOI owners at the Hilton New York and The District, our new resort in Washington D.C., receiving activation fees, annual dues and transaction fees from member exchanges for other vacation products; and

•	Rental of Available Inventory. We generate rental revenue from unit rentals of unsold inventory and inventory made available due to ownership exchanges through our Club programs. This allows us to utilize otherwise unoccupied inventory to generate additional revenues. We also earn fee revenue from the rental of inventory owned by third parties.

The Timeshare Industry

The vacation ownership industry, also known as the timeshare industry, is one of the fastest-growing segments of the global travel and tourism sector. Annual timeshare sales in the United States increased over 800% between 1984 and 2015 to $8.6 billion. This growth was driven primarily by increased interest from established developers, owners and managers, particularly globally recognized lodging and entertainment companies, product evolution and geographic expansion. At inception, timeshare products were largely limited to a fixed or floating week, whereby a customer would purchase rights to use the same property each year, typically at the same time each year. The industry has since evolved to better meet consumer demands, offering more flexible products, such as membership in multi-property vacation networks. Additionally, product locations have expanded beyond traditional resort markets to include urban and international destinations.

The timeshare industry remains well-positioned for continued growth given favorable macroeconomic and secular trends. Economists forecast healthy consumer spending trends, while data released by the United States Department of Commerce suggests a shift in spending patterns as consumers spend more on experiences and less on retail. Furthermore, timeshare sales in 2015 remained approximately 19% below the industry peak of $10.6 billion in 2007, suggesting continued growth potential during this stage of the current lodging cycle. We expect new product supply to attract new customers and stimulate incremental purchases from existing customers. Additionally, we expect rising growth in global tourism to bode well for the long-term health of the timeshare industry, while industry fragmentation should support continued consolidation activity.

Capital Allocation and Financial Policy

We plan to pursue a disciplined capital allocation policy; invest capital selectively to source high-quality inventory in key strategic markets; and finance the development and purchase of new VOI inventory through modest leverage and securitization of our timeshare financing receivables. We expect to target an investment grade credit rating and return capital to stockholders through dividends and stock buybacks over time.

Significant Stockholders

On March 15, 2017, Blackstone completed the previously announced sale of 24,750,000 shares of our common stock to HNA (the “Sale”), representing approximately 25% of our outstanding common stock.

In connection with the Sale, we entered into a registration rights agreement with HNA, which provides that, beginning two years after the closing of the Sale, HNA will have customary “demand” and “piggyback” registration rights. The registration rights agreement also requires us to pay certain expenses relating to such registrations and to indemnify the registration rights holder against certain liabilities under the Securities Act of 1933, as amended (the “Securities Act”). We have also entered into a registration rights agreement with Blackstone that includes similar provisions, which became effective upon the consummation of the spin-off. For additional information, see “Business—Key Agreements Related to the Spin-Off—Registration Rights Agreements” in our Annual Report on Form 10-K for the year ended December 31, 2016, which is incorporated by reference in this prospectus. We have filed the registration statement of which this prospectus is part to facilitate resales of our common stock owned by Blackstone.

We have also entered into stockholders agreements with Blackstone and HNA that provide, among other things, Blackstone and HNA the right to designate a certain number of directors to our board of directors. For additional information, see “Business—Key Agreements Related to the Spin-Off—HNA Stockholders Agreement,” “—Blackstone Stockholder Agreement,” and “—Tax Stockholders Agreement” in our Annual Report on Form 10-K for the year ended December 31, 2016 and “Transactions With Related Persons—Agreements with Certain Stockholders—Blackstone Stockholder Agreement and Tax Stockholders Agreement” and “—HNA Stockholders Agreement” in our Definitive Proxy Statement on Schedule 14A, each of which is incorporated by reference in this prospectus.

Summary Risk Factors

There are a number of risks related to our business, including:

•	we are subject to the business, financial and operating risks inherent to the timeshare industry, any of which could reduce our revenues and limit opportunities for growth;

•	macroeconomic and other factors beyond our control can adversely affect and reduce demand for our products and services;

•	we do not own the Hilton brands and our business will be materially harmed if we breach our license agreement with Hilton or it is terminated;

•	our business depends on the quality and reputation of the Hilton brands and affiliation with the Hilton Honors loyalty program;

•	our dependence on development activities exposes us to project cost and completion risks;

•	a decline in developed or acquired VOI inventory or our failure to enter into and maintain fee-for-service agreements may have an adverse effect on our business or results of operations;

•	we operate in a highly competitive industry;

•	we manage a concentration of properties in particular geographic areas, which exposes our business to the effects of regional events and occurrences;

•	if maintenance fees at our resorts are required to be increased, our product could become less attractive and our business could be harmed;

•	the expiration, termination or renegotiation of our management agreements could adversely affect our cash flows, revenues and profits;

•	our substantial indebtedness and other contractual obligations could adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business, our ability to react to changes in the economy or our industry and our ability to pay our debts and could divert our cash flow from operations to debt service payments;

•	we are exposed to the risks resulting from significant investments in owned real estate, which could increase our costs, reduce our profits and limit our ability to respond to market conditions;

•	the loss of senior executive officers or key personnel could negatively impact our operations;

•	we may be responsible for U.S. federal income tax liabilities that relate to the distribution;

•	we do not have a recent operating history as an independent company and our historical financial information does not predict our future results;

•	we may be unable to achieve some or all of the benefits that we expect to achieve from the spin-off;

•	we may experience operational inefficiencies, damage to our reputation and/or be subject to costs, fines or lawsuits if we fail to maintain the integrity of our internal or customer data;

•	we may have been able to receive better terms from unaffiliated third parties than the terms we receive in our agreements related to the spin-off;

•	following the transactions contemplated by the prospectus, 25% of the voting power in HGV will be controlled by HNA and, depending on the number of shares offered and sold, up to15% may be controlled by Blackstone, and, because they are not restricted from engaging in the same or similar business activities in which HGV is engaged, their respective interests may conflict with ours or yours in the future; and

•	future issuances of common stock by us, and the resale of shares held by the selling stockholders, may depress the market price of our common stock.

These and other risks related to our business and the spin-off are discussed in greater detail under the heading “Risk Factors” in this prospectus and under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2016, which is incorporated by reference in this prospectus. You should read and consider all of these risks carefully.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

This prospectus includes certain historical consolidated financial and other data for Hilton Resorts Corporation (“HRC”), a wholly-owned subsidiary of Hilton prior to the completion of the spin-off. In connection with the spin-off, HRC became a wholly-owned subsidiary of HGV. HRC is considered our predecessor for financial reporting purposes.

We derived:

•	the summary consolidated statement of operations data for the years ended December 31, 2016, 2015 and 2014 and the summary consolidated balance sheet data as of December 31, 2016 and 2015 from our audited consolidated financial statements incorporated by reference in this prospectus;

•	the summary consolidated statement of operations data for the year ended December 31, 2013 and the summary consolidated balance sheet data as of December 31, 2014 from our audited consolidated financial statements not incorporated by reference in this prospectus, but that were included in our Registration Statement on Form 10;

•	the summary consolidated statement of operations data for the year ended December 31, 2012 and the summary consolidated balance sheet data as of December 31, 2013 and 2012 from our unaudited consolidated financial statements not incorporated by reference in this prospectus, but that were included in our Registration Statement on Form 10; and

•	the summary condensed consolidated statement of operations data for the three months ended March 31, 2017 and 2016 and the summary condensed consolidated balance sheet data as of March 31, 2017 and 2016 from our unaudited condensed consolidated financial statements incorporated by reference in this prospectus.

The unaudited consolidated and unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in our opinion, have included all adjustments, which include only normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. Our historical results are not necessarily indicative of the results expected for any future period.

This summary financial data is not indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we been operating as an independent, publicly traded company during the periods presented, including changes that occurred in our operations and capitalization as a result of the spin-off from Hilton. For example, our historical consolidated financial statements include allocations of expenses for certain functions and services provided by Hilton. These costs may not be representative of the future costs we will incur, either positively or negatively, as an independent, public company. Our historical consolidated financial statements also include allocations of debt, and related balances, related to debt entered into by Hilton, which was secured by our assets.

The summary historical financial data below should be read together with the “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated financial statements, including the related notes thereto, included in our Annual Report on Form 10-K for the year ended December 31, 2016, which is incorporated by reference in this prospectus, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited condensed consolidated financial statements, including the notes thereto, included in our Quarterly Report on Form 10-Q for the three months ended March 31, 2017, which is incorporated by reference in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
($ in millions, except per share amounts)	(unaudited)	(unaudited)					(unaudited)
Statement of Operations Data:
Total revenues	$399	$370	$1,583	$1,475	$1,317	$1,224	$1,172
Total operating expenses	316	284	1,260	1,154	1,004	975	924
Net income	50	48	168	174	167	128	118
Earnings per share, basic and diluted(1)	$0.51	$0.48	$1.70	$1.76	$1.69	$1.30	$1.19

(1)	For periods ending prior to the spin-off on January 3, 2017, basic and diluted earnings per share was calculated based on shares distributed to our stockholders on January 3, 2017. See Note 16: Earnings Per Share in our audited consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2016 and Note 11: Earnings Per Share in our unaudited condensed consolidated financial statements contained in our Quarterly Report on Form 10-Q for the three months ended March 31, 2017, each of which is incorporated by reference in this prospectus, for further discussion.

	As of March 31,		As of December 31,
	2017	2016	2016	2015	2014	2013	2012
($ in millions)	(unaudited)	(unaudited)				(unaudited)	(unaudited)
Balance Sheet Data:
Securitized timeshare financing receivables, net	$540	$321	$244	$350	$468	$221	$—
Unsecuritized timeshare financing receivables, net	477	653	781	626	460	681	891
Total assets	2,307	1,773	2,180	1,724	1,621	1,568	1,532
Debt	488	—	490	—	—	—	—
Allocated Parent debt(1)	—	634	—	634	719	828	1,496
Non-recourse debt(2)	695	473	694	502	625	670	—
Total liabilities	2,081	1,808	2,013	1,830	1,994	2,103	2,038

(1)	Amounts relate to an unconditional obligation to guarantee certain Hilton allocated debt balances that were released in November 2016.
(2)	Amounts are net of deferred financing costs.

	Three Months Ended March 31,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
($ in millions)	(unaudited)	(unaudited)					(unaudited)
Other Financial Data:
Contract sales(1)	$287	$262	$1,172	$1,068	$905	$829	$797
EBITDA(2)	90	91	346	343	334	282	256
Adjusted EBITDA(2)	94	96	390	360	338	299	260
Real estate sales and financing segment Adjusted EBITDA	83	81	336	316	290	287	250
Resort operations and club management segment Adjusted EBITDA	51	46	189	162	144	104	97
Segment Adjusted EBITDA margin(2)	33.6%	34.3%	33.2%	32.4%	33.0%	31.9%	29.6%

(1)	A reconciliation of contract sales to sales of VOIs, net, which we believe is the most closely comparable U.S. GAAP financial measure, follows below. Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics Used by Management” in our Annual Report on Form 10-K for the year ended December 31, 2016 and in our Quarterly Report on Form 10-Q for the three months ended March 31, 2017, each of which is incorporated by reference in this prospectus, for additional information on our use of non-GAAP terms.
(2)	A reconciliation of EBITDA, Adjusted EBITDA and segment Adjusted EBITDA to net income, which we believe is the most closely comparable U.S. GAAP financial measure, follows below. Prior period amounts have been retrospectively adjusted to conform with our revised definition. Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics Used by Management” in our Annual Report on Form 10-K for the year ended December 31, 2016 and in our Quarterly Report on Form 10-Q for the three months ended March 31, 2017, each of which is incorporated by reference in this prospectus, for additional information on our use of non-GAAP terms.

Management believes EBITDA and Adjusted EBITDA provide useful information to investors regarding our financial condition and results of operations because they are among the measures used by management to evaluate our operating performance and to make day-to-day operating decisions. In addition, these measures are frequently used by securities analysts, investors and other parties as a common measure of performance to compare results or estimate valuations across companies in the timeshare industry. Management believes contract sales provides useful information to investors regarding our results of operations because it reflects the pace of sales in the timeshare business. These measures are non-GAAP financial measures and should not be considered in isolation or as an alternative to, or substitute for, any measure of financial performance prepared in accordance with GAAP. In addition, our definitions of these measures may not be comparable to similarly titled measures used by other companies.

The following tables reconcile net income, our most comparable U.S. GAAP financial measure, to EBITDA and Adjusted EBITDA.

	Three Months Ended March 31,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
($ in millions)	(unaudited)	(unaudited)					(unaudited)
Net Income	$50	$48	$168	$174	$167	$128	$118
Interest expense	7	—	3	—	—	—	—
Allocated Parent interest expense(1)	—	6	26	29	36	48	45
Income tax expense	26	32	125	118	113	90	82
Depreciation and amortization	7	5	24	22	18	16	11

EBITDA	90	91	346	343	334	282	256
Gain on debt extinguishment	—	—	—	—	—	(22)	—
Other gain (loss), net	—	—	1	—	(5)	—	—
Loss on foreign currency transactions	—	—	—	—	2	5	3
Share-based compensation expense	3	2	8	13	4	22	—
Other adjustment items(2)	1	3	35	4	3	12	1

Adjusted EBITDA	$94	$96	$390	$360	$338	$299	$260

(1)	Amounts related to an unconditional obligation to guarantee certain Hilton allocated debt balances that were released in November 2016.
(2)	Amount includes costs associated with the spin-off transaction of $1 million for the three months ended March 31, 2017 and $30 million for the year ended December 31, 2016.

	Three Months Ended March 31,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
($ in millions)	(unaudited)	(unaudited)					(unaudited)
Adjusted EBITDA:
Real estate sales and financing(1)	$83	$81	$336	$316	$290	$287	$250
Resort operations and club management(1)	51	46	189	162	144	104	97

Segment Adjusted EBITDA	134	127	525	478	434	391	347
Less:
License fee expense	20	19	80	74	62	56	52
General and administrative(2)	20	12	55	44	34	36	35

Adjusted EBITDA	$94	$96	$390	$360	$338	$299	$260

(1)	Excludes share-based compensation and other adjusted items.
(2)	Includes intersegment eliminations and other adjustments.

The following table provides the calculation of segment Adjusted EBITDA and segment Adjusted EBITDA margin.

	Three Months Ended March 31,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
($ in millions)	(unaudited)	(unaudited)					(unaudited)
Real estate sales and financing revenues	$283	$266	$1,143	$1,078	$942	$898	$878
Resort operations and club management revenues	88	81	339	307	283	239	228

Total segment revenues	371	347	1,482	1,385	1,225	1,137	1,106

Real estate sales and financing segment Adjusted EBITDA	83	81	336	316	290	287	250
Resort operations and club management segment Adjusted EBITDA	51	46	189	162	144	104	97

Total segment Adjusted EBITDA	$134	$127	$525	$478	$434	$391	$347

Segment Adjusted EBITDA margin	33.6%	34.3%	33.2%	32.4%	33.0%	31.9%	29.6%

The following table reconciles sales of VOIs, net, our most comparable U.S. GAAP financial measure, to contract sales.

	Three Months Ended March 31,		December 31,
	2017	2016	2016	2015	2014	2013	2012
($ in millions, except Tour flow and VPG)	(unaudited)	(unaudited)					(unaudited)
Sales of VOIs, net	$118	$115	$508	$492	520	$546	$617
Add:
Fee-for-service sales(1)	173	160	657	611	351	258	133
Loan loss provision	11	10	49	39	35	24	29
Reportability and other(2)	(15)	(23)	(42)	(74)	(1)	1	18

Contract sales	$287	$262	$1,172	$1,068	$905	$829	$797

Tour flow	72,405	70,988	306,141	287,855	261,853	246,407	213,698
VPG	$3,737	$3,457	$3,596	$3,508	$3,292	$3,221	$3,569

(1)	Represents contract sales from fee-for-service properties on which we earn commissions and brand fees.
(2)	Includes adjustments for revenue recognition, including percentage-of-completion deferrals and amounts in rescission, and sales incentives, as well as adjustments related to granting credit to customers for their existing ownership when upgrading into fee-for-service projects.

RISK FACTORS

Investing in our common stock involves risks. You should carefully consider the risks and uncertainties described in our Annual Report on Form 10-K for the year ended December 31, 2016, which is incorporated by reference in this prospectus, as well as the other risks set forth in this prospectus. You should also carefully consider the other information contained or incorporated by reference in this prospectus and any applicable prospectus supplement before acquiring any shares of our common stock. These risks could materially affect our business, results of operations or financial condition and cause the value of our common stock to decline. You could lose all or part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. See “Forward-Looking Statements” in this prospectus.

Risks Related to this Offering and Ownership of Our Common Stock

The trading market for our common stock has existed for only a short period following the spin-off, and the market price and trading volume of our common stock may fluctuate significantly.

Prior to the spin-off, there was not a public market for our common stock. An active trading market for our common stock commenced only recently following the spin-off and may not be sustainable. The trading price of our common stock may be volatile and the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the per share trading price of our common stock declines significantly, you may be unable to resell your shares at or above the purchase price.

The market price of our common stock may fluctuate significantly, depending upon many factors, some of which may be beyond our control, including, but not limited to:

•	a shift in our investor base;

•	actual or anticipated fluctuations in our quarterly or annual earnings, or those of comparable companies;

•	or failure to meet earnings estimates;

•	publication of negative reports about us or the timeshare industry;

•	our ability to obtain financing as needed;

•	the issuance of additional debt or preferred securities in the future;

•	changes in laws and regulations affecting our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	announcements by us or our competitors of significant investments, acquisitions or dispositions;

•	the failure of securities analysts to cover our common stock;

•	failure to maintain the integrity of our internal or customer data;

•	the actions of institutional stockholders;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating performance, stock price and market valuations of comparable companies;

•	overall market fluctuations;

•	a decline in the real estate markets;

•	general economic conditions and other external factors; and

•	the impact of any risk factors included in this prospectus or in our Annual Report on Form 10-K for the year ended December 31, 2016, which is incorporated by reference in this prospectus.

Our board of directors may change significant corporate policies without stockholder approval.

Our board of directors will determine our financing, borrowing and dividend policies and our policies with respect to all other activities, including growth, debt, capitalization and operations. These policies may be amended or revised at any time and from time to time at the discretion of our board of directors without a vote of our stockholders. In addition, our board of directors may change our policies with respect to conflicts of interest provided that such changes are consistent with applicable legal requirements. A change in these policies could have an adverse effect on our financial condition, our results of operations, our cash flow, the per share trading price of our common stock and our ability to satisfy our debt service obligations and to pay dividends to our stockholders.

Future offerings of debt securities or preferred equity securities, which may be senior to our common stock, may adversely affect the trading price of our common stock.

In the future, we may offer of debt or equity securities, including medium-term notes, senior or subordinated notes and preferred stock. Upon liquidation, holders of any debt securities or shares of preferred stock that we issue in the future and lenders with respect to other borrowings generally would be entitled to receive our available assets prior to distribution to the holders of our common stock. Any of such securities that are convertible into or exchangeable for shares of our common stock may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution to owners of our common stock. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. In addition, any shares of preferred stock we issue in the future could have a preference on liquidating distributions or a preference on dividend payments, and the terms of debt securities or preferred stock that we may issue could include provisions limiting our ability pay dividends to the holders of our common stock.

Future issuances of common stock by us, and the availability for resale of shares held by Blackstone, HNA and their respective affiliates, may cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, could substantially decrease the market price of our common stock. Substantially all of the outstanding shares of our common stock were available for resale in the public market following the spin-off. The market price of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. In addition, each of Blackstone and HNA has pledged substantially all of the shares of our common stock held by them pursuant to margin loan agreements and any foreclosure upon those shares could result in sales of a substantial number of shares of our common stock in the public market, which could substantially decrease the market price of our common stock. Furthermore, pursuant to a tax stockholders agreement that we have entered into with Blackstone and Hilton, Blackstone is, subject to certain conditions and exceptions, required to dispose of proportionate or almost proportionate amounts of our common stock and the common stock of Hilton and Park commenced at the same time and as part of a same plan. Therefore, any plan or plans by Blackstone to dispose of any of the shares of common stock that it owns in Hilton and/or Park may cause it to dispose of a proportionate amount of shares of our common stock.

Pursuant to a registration rights agreement that we entered into in connection with the spin-off, we have granted Blackstone an unlimited number of “demand” registrations and customary “piggyback” registration rights, pursuant to which the registration statement of which this prospectus forms a part is being filed. In addition, in connection with the Sale, we entered into a registration rights agreement with HNA that became effective upon the closing of the Sale. The HNA registration rights agreement provides that, beginning two years after the closing of the Sale, HNA will have customary “demand” and “piggyback” registration rights. In addition, none of the shares outstanding upon consummation of the spin-off, including those held by Blackstone and its affiliates, were “restricted securities” within the meaning of Rule 144 under the Securities Act, and all of such shares will be freely tradable subject to certain restrictions in the case of shares held by persons deemed to be our affiliates.

Accordingly, the market price of our stock could decline if Blackstone, HNA or their respective affiliates exercise their registration rights, sell their shares in the open market or otherwise or are perceived by the market as intending to sell them.

In addition, we have adopted an Omnibus Incentive Plan, under which an aggregate of 7,985,584 shares of common stock are reserved for future issuance, a Non-Employee Director Stock Plan, under which an aggregate of 295,000 shares of our common stock are reserved for future issuance, and an Employee Stock Purchase Plan, under which all 2,500,000 shares of common stock under the plan are reserved for future issuance, and a total of 1,678,393 shares subject to outstanding options and unvested RSU awards in each case as of June 6, 2017. We have filed registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant these plans and such issuances would cause dilution in any shares of our common stock that you may own. In addition, any such shares that may be sold in the open market may cause the market price of our stock to decline.

We have no current plans to pay cash dividends on our common stock, and our existing and future indebtedness could limit our ability to pay dividends in the future.

Although we expect to return capital to stockholders through dividends or otherwise in the future, we have no current plans to pay any cash dividends. The declaration, amount and payment of any future dividends on shares of common stock will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us and such other factors as our board of directors may deem relevant. In addition, our ability to pay dividends is limited by covenants contained in the agreements related to our and our subsidiaries’ indebtedness, including (a) the Credit Agreement, dated December 28, 2016, among Hilton Grand Vacations Parent LLC, Hilton Grand Vacations Borrower LLC (“HGV Borrower LLC”), the other guarantors party thereto from time to time, Deutsche Bank AG, as administrative agent, and the other lenders party thereto from time to time, and (b) the Indenture, dated as of October 24, 2016, as amended and supplemented by the First Supplemental Indenture, dated as of November 29, 2016, among HGV Borrower LLC, Hilton Grand Vacations Borrower Inc., the other guarantors party thereto from time to time, and Wilmington Trust, National Association, as trustee, related to our unsecured 6.125% senior unsecured notes due 2024. The terms of other indebtedness that we or our subsidiaries may incur in the future may also restrict our ability to pay dividends.

Anti-takeover provisions in our organizational documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our Amended and Restated Certificate of Incorporation (our “Charter”) and Amended and Restated By-Laws (our “Bylaws”) contain provisions that may make the merger or acquisition of our company more difficult without the approval of our board of directors. Among other things:

•	although we do not have a stockholder rights plan, and would either submit any such plan to stockholders for ratification or cause such plan to expire within a year, a stockholder rights plan would allow us to authorize the issuance of undesignated preferred stock in connection with a stockholder rights plan or otherwise, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

•	these provisions provide that our board of directors is expressly authorized to make, alter or repeal our Bylaws and that our stockholders may only amend our Bylaws with the approval of 80% or more of all the outstanding shares of our capital stock entitled to vote; and

•	these provisions establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Further, as a Delaware corporation, we are also subject to provisions of Delaware law, which may impair a takeover attempt that our stockholders may find beneficial. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

The interests of certain of our stockholders may conflict with our or your interests in the future.

Currently, and following the completion of the transactions contemplated by this prospectus (and assuming that it has not acquired additional shares or sold any shares of our common stock that it currently owns), 25% of the voting power in HGV will be controlled by HNA, and, depending on the number of shares sold by the selling stockholder, a significant percentage of the voting power in HGV may continue to be controlled by Blackstone. One member of our board of directors (Mr. Kenneth A. Caplan) is a Blackstone employee. HNA has the right to nominate to our board of directors two directors (one of which must meet the independence standards of the NYSE and be unaffiliated with HNA) that are reasonably satisfactory to our Nominating and Corporate Governance Committee, so long as HNA beneficially owns at least 15% of our outstanding common stock. Such HNA designated directors have not yet joined or been appointed to our board of directors, but we expect that they will do so in the near future. In addition, so long as HNA owns at least 20% of our outstanding common stock, HNA has the right to nominate an additional independent director to fill each third additional director seat if we increase the size of our board of directors above ten directors. HNA has submitted potential designees to our Nominating and Corporate Governance Committee, but we have not completed our review or confirmed the appointment of such persons. Following the confirmation of the HNA designees, we expect to increase the size of our board of directors to ten directors and to appoint the designees to fill the vacancies, as permitted by our Bylaws. Thus, for so long as Blackstone, HNA and their respective affiliates continue to own specified percentages of our common stock, each of Blackstone and HNA will be able to influence the composition of our board of directors and the approval of actions requiring stockholder approval. Accordingly, during that period of time each of, Blackstone and HNA will have influence with respect to our management, business plans and policies, including the appointment and removal of our officers. For example, for so long as Blackstone or HNA continues to own a significant percentage of our stock, Blackstone or HNA may be able to influence whether or not a change of control of our company or a change in the composition of our board of directors occurs. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of our company and ultimately might affect the market price of our common stock.

Blackstone, HNA and their respective affiliates engage in a broad spectrum of activities, including investments in real estate generally and in the hospitality industry in particular. In the ordinary course of their business activities, Blackstone, HNA and their respective affiliates may engage in activities where their interests conflict with our interests or those of our stockholders. For example, all of the timeshare properties that we manage as of the date of this prospectus utilize certain Hilton-branded trademarks and Hilton trade names and related intellectual property. Blackstone, HNA and their respective affiliates own a significant portion of the outstanding stock of Hilton and have significant influence with respect to the management, business plans and policies of Hilton. In addition, Blackstone, HNA and their respective affiliates may pursue ventures that compete directly or indirectly with us. Moreover, affiliates of Blackstone or HNA may directly and indirectly own interests in timeshare property developers or others with whom we may engage in the future, may compete with us for investment opportunities and may enter into other transactions with us that could result in their having interests that could conflict with ours. Our Charter provides that none of Blackstone, HNA, any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. In addition, Blackstone or HNA may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their respective investments, even though such transactions might involve risks to you, and even though such transactions might represent a potentially profitable or otherwise beneficial opportunity for HGV.

FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include, but are not limited to, statements related to our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the benefits resulting from our separation from Hilton, the effects of competition and the effects of future legislation or regulations and other non-historical statements. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements and we urge you to carefully review our disclosures concerning risks and uncertainties in “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2016, as well as the risks and uncertainties discussed in this prospectus. These risks and uncertainties could cause our results to differ materially from those expressed in forward-looking statements. There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business. Any such risks and uncertainties could cause our results to differ materially from those expressed in forward-looking statements. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

INDUSTRY AND MARKET DATA

The industry and market data and statistical information used in this prospectus and the documents incorporated by reference in this prospectus have been obtained from third-party sources that we believe to be reliable, including the American Resort Development Association (“ARDA”), or are calculated using independent industry publications and other publicly available information in conjunction with our assumptions about our markets. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. Forecasts and projections are based on industry surveys and the preparers’ experience in the industry, and projected amounts or results may not be achieved. We believe that the surveys and market research performed by others are reliable, but we have not independently verified this information. None of the third party sources has any pecuniary or other interest in this offering, and none of the third party sources endorses or provides any guidance with respect to any proposed underwriting, offering or investment.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders.

CAPITALIZATION

The following table sets forth our cash (and cash equivalents) and capitalization as of March 31, 2017. The following table should be reviewed in conjunction with the section of this prospectus captioned “Summary Historical Consolidated Financial Data,” as well as the information under “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our annual and quarterly reports, and our audited and unaudited consolidated financial statements, including the related notes thereto, incorporated by reference in this prospectus.

As of March 31, 2017
($ in millions)
Cash and cash equivalents:
Cash and cash equivalents	$196
Restricted cash	78

Total cash and cash equivalents	$274

Debt:
Debt(1)	$498
Non-recourse debt(1)	702

Total debt	1,200
Equity:
Preferred stock, $0.01 par value; 300,000,000 shares authorized, none issued and outstanding	—
Common stock, $0.01 par value; 3,000,000,000 shares authorized, 99,038,837 shares issued and outstanding	1
Additional paid in capital	147
Accumulated retained earnings	78

Total equity	226

Total capitalization	$1,426

(1)	Amounts are not presented net of unamortized deferred financing costs.

MARKET PRICE OF OUR COMMON STOCK

Our common stock began trading publicly on the NYSE under the symbol “HGV” on January 4, 2017. Prior to that date, there was no public market for our common stock. At the close of business on June 5, 2017, there were 21 holders of record of our shares of common stock. This does not represent the actual number of beneficial owners of our common stock because shares of our common stock are held in “street name” by banks, brokers and other financial institutions for the benefit of beneficial owners who may vote the shares. The last reported price of our common stock on the NYSE on June 6, 2017 was $34.84 per share.

The following table sets forth for the periods indicated the high and low reported sale prices per share for our common stock, as reported on the NYSE. We have not paid any dividends on our common stock during the periods indicated.

Year Ended December 31, 2017	High	Low
First Quarter (from January 4, 2017)	$31.39	$24.60
Second Quarter (through June 6, 2017)	$37.36	$28.69

DIVIDEND POLICY

Although we expect to return capital to stockholders through dividends or otherwise in the future, we have no current plans to pay dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our senior secured credit facilities, the indenture governing the terms of our outstanding senior unsecured notes, and certain of our non-recourse debt include a provision limiting our ability to make restricted payments, including dividends.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

This prospectus includes certain historical consolidated financial and other data for HRC, a wholly-owned subsidiary of Hilton prior to the completion of the spin-off. In connection with the spin-off, HRC became a wholly-owned subsidiary of HGV. HRC is considered our predecessor for financial reporting purposes.

The following:

•	selected consolidated statement of operations data for the years ended December 31, 2016, 2015 and 2014 and the selected consolidated balance sheet data as of December 31, 2016 and 2015 are derived from our audited consolidated financial statements incorporated by reference in this prospectus;

•	selected consolidated statement of operations data for the year ended December 31, 2013 and the selected consolidated balance sheet data as of December 31, 2014 from our audited consolidated financial statements not incorporated by reference in this prospectus, but that were included in our Registration Statement on Form 10;

•	selected consolidated statement of operations data for the year ended December 31, 2012 and the selected consolidated balance sheet data as of December 31, 2013 and 2012 from our unaudited consolidated financial statements not incorporated by reference in this prospectus, but that were included in our Registration Statement on Form 10; and

•	selected condensed consolidated statement of operations data for the three months ended March 31, 2017 and 2016 and the selected condensed consolidated balance sheet data as of March 31, 2017 and 2016 are derived from our unaudited condensed consolidated financial statements incorporated by reference in this prospectus.

The unaudited consolidated and unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in our opinion, have included all adjustments, which include only normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. Our historical results are not necessarily indicative of the results expected for any future period.

This selected financial data is not necessarily indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we been operating as an independent, publicly traded company during the periods presented, including changes that have occurred in our operations and capitalization as a result of the spin-off from Hilton. For example, our historical consolidated financial statements include allocations of expenses for certain functions and services provided by Hilton. These costs may not be representative of the future costs we will incur, either positively or negatively, as an independent, public company. Our historical consolidated financial statements also include allocations of debt, and related balances, related to debt entered into by Hilton, which was secured by our assets.

The selected consolidated financial data below should be read together with the “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated financial statements, including the related notes thereto, included in our Annual Report on Form 10-K for the year ended December 31, 2016, which is incorporated by reference in this prospectus, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited condensed consolidated financial statements, including the related notes thereto, included in our Quarterly Report on Form 10-Q for the three months ended March 31, 2017, which is incorporated by reference in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
($ in millions, except per share amounts)	(unaudited)	(unaudited)					(unaudited)
Statement of Operations Data:
Total revenues	$399	$370	$1,583	$1,475	$1,317	$1,224	$1,172
Total expenses	316	284	1,260	1,154	1,004	975	924
Net income	50	48	168	174	167	128	118
Earnings per share, basic and diluted(1)	$0.51	$0.48	$1.70	$1.76	$1.69	$1.30	$1.19

(1)	For periods ending prior to the spin-off on January 3, 2017, basic and diluted earnings per share was calculated based on shares distributed to our stockholders on January 3, 2017. See Note 16: Earnings Per Share in our audited consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2016 and Note 11: Earnings Per Share in our unaudited condensed consolidated financial statements contained in our Quarterly Report on Form 10-Q for the three months ended March 31, 2017, each of which is incorporated by reference in this prospectus, for further discussion.

	As of March 31,		As of December 31,
	2017	2016	2016	2015	2014	2013	2012
($ in millions)	(unaudited)	(unaudited)				(unaudited)	(unaudited)
Balance Sheet Data:
Securitized timeshare financing receivables, net	$540	$321	$244	$350	$468	$221	$—
Unsecuritized timeshare financing receivables, net	477	653	781	626	460	681	891
Total assets	2,307	1,773	2,180	1,724	1,621	1,568	1,532
Debt	488	—	490	—	—	—	—
Allocated Parent debt(1)	—	634	—	634	719	828	1,496
Non-recourse debt(2)	695	473	694	502	625	670	—
Total liabilities	2,081	1,808	2,013	1,830	1,994	2,103	2,038

(1)	Amounts relate to an unconditional obligation to guarantee certain Hilton allocated debt balances that were released in November 2016.
(2)	Amounts are net of deferred financing costs.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We are party to a number of arrangements whereby certain affiliates, including Hilton and Blackstone, have provided services to us and/or we have provided services to such affiliates. In addition, we have engaged in certain transactions involving our affiliates.

In 2016, Hilton transferred the following assets to us for conversion to vacation ownership units:

•	certain floors at the Embassy Suites Washington, D.C. with a book value of $40 million and $7 million of related deferred tax liabilities;

•	certain floors at the Hilton New York with a book value of $33 million and $9 million of related deferred tax liabilities;

•	certain floors of a hotel tower and a restaurant at the Hilton Waikoloa Village with a book value of $178 million and $49 million of related deferred tax liabilities; and

•	a parcel of land adjacent to the Hilton Waikoloa Village with a book value of $54 million and $16 million of related deferred tax liabilities.

In 2014, we paid $22 million as part of a larger transaction that included the transfer of certain floors at the Hilton New York. Some of these floors, although paid for in 2014, were not transferred to us until 2016. Other than the floors at the Hilton New York transferred in 2014, we did not pay cash consideration for the transfers of these assets. The floors at the Hilton New York and the Hilton Waikoloa Village properties are subject to a lease arrangement with Park whereby Park will retain the right to occupy and operate certain floors of the properties with lease terms expiring on September 30, 2017 and December 31, 2019, respectively. In addition, in 2014, in connection with a sale of certain land and easement rights for a timeshare project, we transferred $14 million of development costs capitalized in inventory to a wholly-owned subsidiary of Hilton.

In 2015, we distributed $2 million to Hilton in connection with a future conversion of a portion of one of Hilton’s wholly-owned hotel properties to a timeshare property.

We also pay rental fees and fees for other amenities to certain Hilton wholly-owned hotels. During the years ended December 31, 2016, 2015 and 2014, and the three months ended March 31, 2017, we paid fees of $27 million, $25 million, $28 million and $8 million, respectively.

We participate in Hilton’s guest loyalty program, Hilton Honors. Members of certain clubs that we operate can exchange club points for Hilton Honors points, which we purchase from Hilton. We pay Hilton in advance based on an estimated cost per point for the costs of future club exchanges. For the years ended December 31, 2016, 2015 and 2014, and the three months ended March 31, 2017, we paid Hilton $58 million, $56 million, $48 million and $30 million, respectively, for Hilton Honors points.

Hilton provides certain administrative services to us, including information technology services, financial services, human resources services, contributions to defined contribution plans and insurance coverage. For the years ended December 31, 2016, 2015 and 2014, and the three months ended March 31, 2017, we paid Hilton approximately $48 million, $33 million, $26 million and $6 million, respectively, in fees for these services. We also pay fees related to the licensing of certain intellectual property owned by Hilton, including the Hilton Grand Vacations Inc. brand. For the years ended December 31, 2016, 2015 and 2014, and the three months ended March 31, 2017, we paid licensing fees of approximately $80 million, $74 million, $62 million and $20 million, respectively, to Hilton. The provision of these services and the licensing of Hilton intellectual property currently is and will be pursuant to certain agreements that we entered into with Hilton in connection with the spin-off.

We also may enter into arrangements with affiliates of Blackstone which may involve, among other things, our sale of certain owned properties to affiliates of Blackstone for their development into timeshare properties and our selling and marketing related timeshare intervals and providing management and other services to operate the homeowners’ associations, rental programs, resort recreational programs and retail outlets at these properties.

We are party to a fee-for-service agreement with an affiliate of Blackstone to sell vacation ownership intervals at a property for which we earn commissions. During the years ended December 31, 2016, 2015 and 2014, and the three months ended March 31, 2017, we earned commissions and other fees of $177 million, $154 million, $30 million and $51 million, respectively, pursuant to this agreement. In addition, during the year ended December 31, 2016, we paid less than $1 million to an affiliate of Blackstone for information technology consulting services.

For additional information on our policy and procedures regarding transactions with related persons and certain transactions with related parties, including arrangements entered into in connection with the spin-off, see “Business—Key Agreements Related to the Spin-Off—Distribution Agreement,” “—License Agreement,” “—Employee Matters Agreement,” “—Tax Matters Agreement,” “—Transition Services Agreement,” “—HNA Stockholders Agreement,” “—Blackstone Stockholder Agreement,” and “—Tax Stockholders Agreement” in our Annual Report on Form 10-K for the year ended December 31, 2016 and “Transactions With Related Persons—Agreements with Certain Stockholders” and “—Other Transactions” in our Definitive Proxy Statement on Schedule 14A, each of which is incorporated by reference in this prospectus.

PRINCIPAL AND SELLING STOCKHOLDERS

The selling stockholders may from time to time offer and sell pursuant to this prospectus the shares of common stock set forth in the table below. The table below sets forth the beneficial ownership of shares of our common stock and the following information about the selling stockholders as of June 6, 2017:

•	the number of shares of, and percentage of our outstanding, common stock beneficially owned by the selling stockholder;

•	the maximum number of shares of our common stock that may be offered for sale by the selling stockholders pursuant to this prospectus;

•	the number of shares of our common stock to be beneficially owned by the selling stockholders upon completion of one or more offerings (assuming that the selling stockholders will have offered and sold all of their shares of our common stock that they hold); and

•	the percentage of our outstanding common stock to be beneficially owned by the selling stockholders upon completion of one or more offerings (assuming that the selling stockholders will have offered and sold all their shares of our common stock that they hold).

In addition, the table below sets forth the beneficial ownership of shares of our common stock and the following information about by the following persons as of June 6, 2017. None of the shares of our common stock owned by the following persons are being offered for sale pursuant to this prospectus:

•	each person known to us to beneficially own more than 5% of our outstanding common stock;

•	each of our directors and named executive officers; and

•	all of our directors and executive officers as a group.

Because the selling stockholders may offer all, some or none of the shares of our common stock pursuant to this prospectus, and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares of our common stock, no definitive estimate can be given as to the amount of shares of our common stock that will be held by the selling stockholders after completion of one or more offerings pursuant to this prospectus. The following table has been prepared assuming that the selling stockholders will sell all of the shares of common stock beneficially owned by them that have been registered by us pursuant to the registration statement of which this prospectus is a part and do not acquire any additional shares of common stock. We cannot advise you as to whether the selling stockholders will in fact sell any or all of the shares of our common stock that they own.

The selling stockholders listed in the table below may have sold or transferred, or pledged as collateral, in transactions pursuant to this prospectus or exempt from the registration requirements of the Securities Act, some or all of their shares of our common stock since the date as of which the information is presented in the table below. Information concerning the selling stockholders may change from time to time, and any changed information will, if required, be set forth in prospectus supplements or post-effective amendments to the registration statement of which this prospectus is a part, as may be appropriate.

In addition, pursuant to a tax stockholders agreement that we have entered into with Blackstone and Hilton, you should be aware that the selling stockholders are, subject to certain conditions and exceptions, required to dispose of proportionate or almost proportionate amounts of our common stock and the common stock of Hilton and Park commenced at the same time and as part of a same plan. Therefore, any plan or plans by the selling stockholders to dispose of any of the shares of common stock that they own in Hilton and/or Park may cause them to dispose of a proportionate amount of shares of our common stock. For additional information, see “Business—Key Agreements Related to the Spin-Off—Tax Stockholders’ Agreement” in our Annual Report on Form 10-K for the year ended December 31, 2016 and “Transactions With Related Persons—Agreements with Certain Stockholders—Blackstone Stockholder Agreement and Tax Stockholders Agreement” in our Definitive Proxy Statement on Schedule 14A, each of which is incorporated by reference in this prospectus.

For further information regarding material relationships and transactions between us and the selling stockholders, see “Certain Relationships and Related Party Transactions.”

Beneficial ownership is determined in accordance with the rules of the SEC.

	Prior to Resale Offering(s)			After Resale Offering(s)
Name of Beneficial Owner	Number of Shares of Common Stock	Percent of All Shares of Common Stock(7)	Common Stock Registered Pursuant to this Registration Statement (Maximum number of Shares that may be sold)	Number of Shares of Common Stock	Percent of All Shares of Common Stock(7)
Principal and Selling Stockholders
Blackstone(1)	15,008,689	15.2%	15,008,689	—	—
Other Principal Stockholders
HNA(2)	24,750,000	25.0%	—	24,750,000	25.0%
Directors and Named Executive Officers:
Mark D. Wang(3)	346,703	*	—	346,703	*
Michael Brown(4)	48,000	*		48,000	*
James E. Mikolaichik	—	—	—	—	—
Stan R. Soroka(3)	14,930	*	—	14,930	*
Barbara L. Hollkamp(3)	25,701	*	—	25,701	*
Leonard A. Potter(3)	1,518	*	—	1,518	*
Brenda J. Bacon(3)	1,518	*	—	1,518	*
Kenneth A. Caplan(5)	14,757	*	—	14,757	*
David W. Johnson(3)	1,518	*	—	1,518	*
Mark H. Lazarus(3)	1,518	*	—	1,518	*
Pamela H. Patsley(3)	1,518	*	—	1,518	*
Paul W. Whetsell(3)	1,518	*	—	1,518	*
Directors and executive officers as a group (13 persons)(6)	436,011	*	—	436,011	*

*	Represents less than 1%.

(1)	Based on the Schedule 13D/A filed on March 17, 2017, reflects 13,200,848 shares of common stock directly held by HLT Holdco III LLC, 1,297,514 shares of common stock directly held by HLT BREP VI.TE.2 Holdco LLC, 454,229 shares of common stock directly held by HLT A23 Holdco LLC, 45,706 shares of common stock directly held by HLT BREH VI Holdco LLC, 7,703 shares of common stock directly held by HLT BREH Intl II Holdco LLC, and 2,689 shares of common stock directly held by HLT A23 BREH VI Holdco LLC (together, the “Blackstone Funds”).

The sole member of HLT Holdco III LLC is HLT Holdco II LLC. The sole member of HLT Holdco II LLC is HLT Holdco LLC. The sole member of HLT Holdco LLC, HLT BREH VI Holdco LLC and HLT A23 Holdco LLC is BH Hotels Holdco LLC. The managing members of BH Hotels Holdco LLC are Blackstone Real Estate Partners VI L.P. and Blackstone Capital Partners V L.P. The general partner of Blackstone Real Estate Partners VI L.P. is Blackstone Real Estate Associates VI L.P. The general partner of Blackstone Real Estate Associates VI L.P. is BREA VI L.L.C. The general partner of Blackstone Capital Partners V L.P. is Blackstone Management Associates V L.L.C. The sole member of Blackstone Management Associates V L.L.C is BMA V L.L.C. The managing member of each of BREA VI L.L.C. and BMA V L.L.C. is Blackstone Holdings III L.P.

The sole member of HLT BREP VI.TE.2 Holdco LLC is HLT BREP VI.TE.2 Holdings Holdco LLC. The sole member of HLT BREP VI.TE.2 Holdings Holdco LLC is Blackstone Real Estate Partners VI.TE.2 L.P. The general partner of Blackstone Real Estate Partners VI.TE.2 L.P. is Blackstone Real Estate Associates VI L.P. The general partner of Blackstone Real Estate Associates VI L.P. is BREA VI L.L.C. The managing member of BREA VI L.L.C. is Blackstone Holdings III L.P.

The sole member of HLT BREH Intl II Holdco LLC is HLT BREH Intl II Holdings Holdco LLC. The controlling member of HLT BREH Intl II Holdings Holdco LLC is Blackstone Real Estate Holdings International II-Q L.P. The general partner of Blackstone Real Estate Holdings International II-Q L.P. is BREP International II-Q GP L.P. The general partner of BREP International II-Q GP L.P. is BREP International II-Q GP L.L.C. The sole member of BREP International II-Q GP L.L.C. is Blackstone Holdings III L.P.

The sole member of HLT A23 BREH VI Holdco LLC is HLT BREH VI-A Holdings Holdco LLC. The sole member of HLT A23 BREH VI-A Holdings Holdco LLC is Blackstone Real Estate Holdings VI L.P. The general partner of Blackstone Real Estate Holdings VI L.P. is BREP VI Side-by-Side GP L.L.C. The sole member of BREP VI Side-by-Side GP L.L.C. is Blackstone Holdings III L.P.

The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group L.P. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

This amount excludes 4,411 shares of common stock directly owned by Mr. Schwarzman. Each of such Blackstone entities (other than each of the Blackstone Funds to the extent they directly hold securities reported herein) and Mr. Schwarzman may be deemed to beneficially own the shares beneficially owned by the Blackstone Funds directly or indirectly controlled by it or him, but each disclaims beneficial ownership of such shares. The address of each of Mr. Schwarzman and each of the entities listed in this footnote is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.

As of March 15, 2017, Blackstone has pledged, hypothecated or granted security interests in substantially all of the shares of our common stock held by it pursuant to a margin loan agreement with customary default provisions. In the event of a default under the margin loan agreement, the secured parties may foreclose upon any and all shares of common stock pledged to them and may seek recourse against the borrower.

(2)	Based on the Schedule 13D filed on March 24, 2017. All shares are owned by HNA HLT Holdco I LLC. All of the voting interest of HNA HLT Holdco I LLC are held by HNA HLT Holdco II LLC. All of the voting interests of HNA HLT Holdco II LLC are held by HNA HLT Holdco III LLC. HNA HLT Holdco III LLC is a Hong Kong company and a wholly-owned subsidiary of HNA Tourism (HK) Group Co., Ltd. HNA Tourism (HK) Group Co., Ltd. is a Hong Kong company and wholly-owned subsidiary of HNA Tourism Group Col., Ltd. that is principally involved in the business of making investments in the tourism industry. HNA Tourism Group CO., Ltd. is a People’s Republic of China (“PRC”) company and a wholly-owned subsidiary of HNA Group Co., Ltd. (“HNA”). HNA is a PRC company. HNA Group is a conglomerate holding investments in airlines, hotels, shipping, logistics, banking and leasing companies. HNA Group is majority-owned by Hainan Traffic Administration Holding Co., Ltd., a PRC company (“Hainan Traffic”). Hainan Traffic is 50% owned by Sheng Tang Development (Yangpu) Co., Ltd., a PRC company (“Sheng Tang”). Sheng Tang is majority-owned by Hainan Province Cihang Foundation, a PRC non-profit organization (“Cihang”). None of Hainan Traffic, Sheng Tang or Cihang exercises control over HNA Group or has any voting or dispositive power with respect to any shares of Common Stock. The address of each of the HNA Group entities is HHA Building, No. 7 Guoxing Road, Haikou 570203, People’s Republic of China.

As of March 15, 2017, HNA has pledged, hypothecated or granted security interests in substantially all of the shares of our common stock held by it pursuant to a margin loan agreement with customary default provisions. In the event of a default under the margin loan agreement, the secured parties may foreclose upon any and all shares of common stock pledged to them and may seek recourse against the borrower.

(3)	Includes shares underlying vested options and options that will vest within 60 days of June 6, 2017 as follows: Mr. Wang – 105,203; Mr. Soroka – 8,578; and Ms. Hollkamp – 16,885. Includes 1,518 shares underlying vested RSUs and RSUs that will vest within 60 days of June 6, 2017 for each of Mr. Potter, Ms. Bacon, Mr. Johnson, Mr. Lazarus, Ms. Patsley and Mr. Whetsell.

(4)	Mr. Brown resigned from all positions with the Company effective April 17, 2017. Because he was a “named executive officer” of the Company as of December 31, 2016, Mr. Brown’s individual beneficial ownership is included in this table accordance with SEC rules; however, he is not included in the beneficial ownership of the Company’s directors and executive officers as a group. Based on a Form 4 filed on March 9, 2017 and other information made available to us.

(5)	Mr. Caplan is an employee of Blackstone, but disclaims beneficial ownership of the shares beneficially owned by Blackstone. Includes 13,593 shares held by the Debra and Kenneth Caplan Foundation, with respect to which Mr. Caplan has dispositive and voting control.

(6)	Includes 145,579 shares underlying vested options and options that will vest within 60 days of June 6, 2017.

(7)	Based on 99,082,128 shares of our common stock outstanding as of June 6, 2017.

DESCRIPTION OF CAPITAL STOCK

The following description of certain terms of our common stock is a summary and is qualified in its entirety by reference to our Charter and our Bylaws, forms of which are filed as exhibits to the Registration Statement of which this prospectus is a part, and by the General Corporation Law of the State of Delaware (the “DGCL”). See “Where You Can Find More Information.”

Under this “Description of Capital Stock,” “we,” “us,” “our,” the “company,” and “our company” refer only to HGV and not to any of its subsidiaries.

General

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. Our authorized capital stock consists of 3,000,000,000 shares of common stock, par value $0.01 per share, and 300,000,000 shares of preferred stock, par value $0.01 per share. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Holders of shares of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by our stockholders generally. The holders of our common stock do not have cumulative voting rights in the election of directors.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of our preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. The common stock will not be subject to further calls or assessment by us. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the common stock. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

Preferred Stock

Our Charter authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the holders of our common stock. Our board of directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•	the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	the designation of the series;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption or repurchase rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse effect on the market price of our common stock.

As of the date of this prospectus, we had no issued and outstanding shares of any series of preferred stock.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend is subject to the discretion of our board of directors.

Stockholder Meetings

Our Charter and our Bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. Our Bylaws provide that special meetings of the stockholders may be called only by or at the direction of the board of directors, the chairman of our board or our chief executive officer, upon the request of holders of not less than a majority of the total voting power of all the then outstanding shares of our capital stock.

To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Anti-Takeover Effects of Our Charter and Our Bylaws and Certain Provisions of Delaware Law

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super-majority voting, special approval, dividend or other rights or preferences that could impede the success of any attempt to acquire us or otherwise effect a change in control of us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

We do not have a stockholder rights plan or any series of preferred stock designated in connection with such a plan, and if our board of directors were ever to adopt a stockholder rights plan in the future without prior stockholder approval, our board of directors would either submit the plan to stockholders for ratification or cause the rights plan to expire within one year.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. For any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information specified by our Bylaws about the stockholder, its affiliates and any proposed business or nominee for election as a director, including information about the economic interest of the stockholder, its affiliates and any proposed nominee in us. Additionally, vacancies and newly created directorships may be filled only by a vote of a majority of the directors then in office, even though less than a quorum, and not by the stockholders. Our Bylaws provide for certain procedures with respect to the resignation of any director who does not receive a majority of the votes cast in an uncontested election. Our Bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our company.

Our Charter provides that the board of directors is expressly authorized to make, alter or repeal our Bylaws and that our stockholders may only amend our Bylaws with the approval of 80% or more of all of the outstanding shares of our capital stock entitled to vote.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our Charter provides otherwise. Our Charter does not provide for cumulative voting.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless a company’s certificate of incorporation provides otherwise. Our Charter provides that any action required or permitted to be taken by our stockholders may not be effected by consent in writing by stockholders unless such action is recommended by all directors then in office.

Delaware Anti-Takeover Statute

We have opted out of Section 203 of the DGCL. Section 203 provides that, subject to certain exceptions specified in the law, a publicly held Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period after the date of the transaction in which the person became an interested stockholder. These provisions generally prohibit or delay the accomplishment of mergers, assets or stock sales or other takeover or change-in-control attempts that are not approved by a company’s board of directors.

However, our Charter and our Bylaws provide that in the event either Blackstone or HNA and their affiliates cease to beneficially own at least 5% of the then outstanding shares of our common stock, we will automatically become subject to Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. Accordingly, Section 203 could have an anti-takeover effect with respect to certain transactions our board of directors does not approve in advance. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. However, Section 203 also could discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of our company. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our Charter provides that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of our company to our company or our company’s stockholders, (iii) action asserting a claim against our company or any director or officer of our company arising pursuant to any provision of the DGCL, our Charter or our Bylaws or (iv) action asserting a claim against our company or any director or officer of our company governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of our company shall be deemed to have notice of and consented to the forum provisions in our Charter.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our Charter, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our Charter provides that, to the fullest extent permitted by law, none of Blackstone, HNA or any of their respective affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that Blackstone, HNA or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, himself or herself or its, his or her affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our Charter does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our Charter, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our Charter includes a provision that eliminates the personal liability of directors for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our Bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our Charter and our Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Indemnification Agreements

We have entered into an indemnification agreement with each of our directors and executive officers as described in “Transactions With Related Person—Indemnification Agreements” in our Definitive Proxy Statement on Schedule 14A, which is incorporated by reference in this prospectus. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Bank, N.A.

Listing

Our common stock is listed on the NYSE under the ticker symbol “HGV”.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES

TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income and estate tax consequences to a non-U.S. holder (as defined below) of the purchase, ownership and disposition of our common stock that you may acquire pursuant to the offering contemplated by this prospectus as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset.

A “non-U.S. holder” means a person (other than a partnership) that is not for U.S. federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations, administrative rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of U.S. federal income and estate taxes, such as the Medicare contribution tax on net investment income, and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, “controlled foreign corporation,” “passive foreign investment company,” a person who holds or receives our common stock pursuant to the exercise of an employee stock option or otherwise as compensation or a partnership or other pass-through entity for U.S. federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the purchase, ownership or disposition of our common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment of the non-U.S. holder) are not subject to withholding, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable income tax treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete the applicable Internal Revenue Service (“IRS”) Form W-8 and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations.

A non-U.S. holder of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

Subject to the discussion of backup withholding and FATCA below, any gain realized on the disposition of our common stock generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates applicable to such holder as if it were a United States person as defined under the Code. In addition, if a non-U.S. holder described in the first bullet point immediately above is a corporation for U.S. federal income tax purposes, it may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States, provided such non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes. If we are or become a “United States real property holding corporation,” so long as our common stock continues to be regularly traded on an established securities market, a non-U.S. holder who holds or held directly, indirectly or constructively (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will be subject to U.S. federal income tax on the disposition of our common stock in the same manner as gain that is effectively connected with a trade or business of the non-U.S. holder in the United States, except that the branch profits tax generally will not apply.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any dividends paid on our common stock, and, for a disposition of our common stock occurring after December 31, 2018, the gross proceeds from such disposition, in each case paid to (i) a “foreign financial institution” (as specifically defined in the Code) that does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner that avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) that does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) adequate information regarding certain substantial U.S. beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisor regarding these requirements and whether they may be relevant to your purchase, ownership or disposition of our common stock.

PLAN OF DISTRIBUTION

The selling stockholders, and their pledgees, donees, transferees or other successors in interest, may from time to time offer and sell, separately or together, shares of our common stock covered by this prospectus. Registration of the shares of common stock covered by this prospectus does not mean, however, that those shares of common stock necessarily will be offered or sold.

The shares of common stock covered by this prospectus may be sold from time to time, at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change or at negotiated prices, by a variety of methods, including the following:

•	on the NYSE (including through at-the-market offerings);

•	in the over-the-counter market;

•	in privately negotiated transactions;

•	through broker/dealers, who may act as agents or principals;

•	through one or more underwriters on a firm commitment or best-efforts basis;

•	in a block trade in which a broker/dealer will attempt to sell a block of shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through put or call option transactions relating to the shares of common stock;

•	directly to one or more purchasers;

•	through agents; or

•	in any combination of the above or any other method permitted by applicable law.

In effecting sales, brokers or dealers engaged by us and/or the selling stockholders may arrange for other brokers or dealers to participate. Broker/dealer transactions may include:

•	purchases of the shares of common stock by a broker/dealer as principal and resales of the shares of common stock by the broker/dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions; or

•	transactions in which the broker/dealer solicits purchasers on a best efforts basis.

At any time a particular offer of the shares of common stock covered by this prospectus is made, if required, a prospectus supplement will set forth the aggregate amount of shares of common stock covered by this prospectus being offered and the terms of the offering and the name or names of any underwriters, dealers, brokers or agents. In addition, to the extent required, any discounts, commissions, concessions and other items constituting underwriters’ or agents’ compensation, as well as any discounts, commissions or concessions allowed or reallowed or paid to dealers, will be set forth in such prospectus supplement. Any such required prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the shares of common stock covered by this prospectus.

The selling stockholders may also authorize agents or underwriters to solicit offers by certain types of institutional investors to purchase securities from them at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The conditions to these contracts and the commission that the selling stockholders must pay for solicitation of these contracts will be described in a prospectus supplement.

In connection with the sale of the shares of common stock covered by this prospectus through underwriters, underwriters may receive compensation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of shares of common stock for whom they may act as agent. Underwriters may sell to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

Any underwriters, broker/dealers or agents participating in the distribution of the shares of common stock covered by this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions received by any of those underwriters, broker/dealers or agents may be deemed to be underwriting commissions under the Securities Act.

We and/or the selling stockholders may agree to indemnify underwriters, broker-dealers or agents against certain liabilities, including liabilities under the Securities Act, and may also agree to contribute to payments which the underwriters, broker/dealers or agents may be required to make.

Certain of the underwriters, broker/dealers or agents who may become involved in the sale of the shares of common stock may engage in transactions with and perform other services for us in the ordinary course of their business for which they receive customary compensation.

Some of the shares of common stock covered by this prospectus may be sold by selling stockholders in private transactions or under Rule 144 under the Securities Act rather than pursuant to this prospectus.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Womble Carlyle Sandridge & Rice, LLP, Washington, District of Columbia. Certain legal matters will be passed upon for the selling stockholders by Simpson Thacher  & Bartlett LLP, New York, New York.

EXPERTS

The consolidated financial statements of Hilton Grand Vacations Inc. appearing in Hilton Grand Vacations Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2016, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is a part of the registration statement on Form S-1 we filed with the SEC under the Securities Act and does not contain all the information set forth in the registration statement. Whenever a reference is made in this prospectus to any of our contracts, agreements or other documents, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement or the exhibits to the reports or other documents incorporated by reference in this prospectus for a copy of such contract, agreement or other document. Because we are subject to the information and reporting requirements of the Exchange Act, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. Those filings are also available to the public on, or accessible through, our website under the heading “Investors” at www.hgv.com. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

INFORMATION INCORPORATED BY REFERENCE

The rules of the SEC allow us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring to another document. The information incorporated by reference is considered to be a part of this prospectus. This prospectus incorporates by reference the documents listed below:

•	our Annual Report on Form 10-K for the year ended December 31, 2016;

•	our Quarterly Report on Form 10-Q for the three months ended March 31, 2017;

•	our Definitive Proxy Statement on Schedule 14A, filed on March 24, 2017 (solely to the extent incorporated by reference into Part III of our Annual Report on Form 10-K for the year ended December 31, 2016); and

•	our Current Reports on Form 8-K, filed on January 4, 2017, March 15, 2017, March 17, 2017, April 6, 2017, April 17, 2017, and May 12, 2017 (solely with respect to item 5.07 thereof).

Any statement made in this prospectus or in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You can obtain any of the filings incorporated by reference into this prospectus through us or from the SEC through the SEC’s website at http://www.sec.gov. We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the reports and documents referred to above which have been or may be incorporated by reference into this prospectus. You should direct requests for those documents to:

Hilton Grand Vacations Inc.

6355 MetroWest Boulevard, Suite 180

Orlando, Florida 32835

Attn: Investor Relations

Tel.: (407) 613-3100

Email: HGV_IR@hgvc.com

Our reports and documents incorporated by reference into this prospectus may also be found in the “Investors” section of our website at http://www.hgv.com. Our website and the information contained in it or connected to it shall not be deemed to be incorporated by reference in this prospectus or the registration statement of which it forms a part.

15,008,689 Shares

Hilton Grand Vacations Inc.

Common Stock

PROSPECTUS

June 7, 2017